HERITAGE FINANCIAL SYSTEMS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023



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SEC FILE NUMBER
8-66670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Heritage Financial Systems, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5 Great Valley Parkway, Suite 334
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian K. Lureen	(610) 889-2066	blureen@heritagefincorp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Stephano Slack LLC
(Name – if individual, state last, first, and middle name)

125 Strafford Avenue, Suite 200	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

June 25, 2009	03523
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian K. Lureen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Heritage Financial Systems, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
JESSICA L PARSON - Notary Public
Delaware County
My Commission Expires March 29, 2028
Commission Number 1239918

Signature: Brian K. Lureen

Title: President & CEO

Jessica L. Parson

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HERITAGE FINANCIAL SYSTEMS, LLC

C O N T E N T S

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – STEPHANO SLACK LLC	1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – MORISON COGEN LLP	2
STATEMENTS OF FINANCIAL CONDITION	3
STATEMENTS OF INCOME	4
STATEMENT OF CHANGES IN MEMBER'S CAPITAL	5
STATEMENTS OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7-9
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
OTHER MATTERS	
Report of Independent Registered Public Accounting Firm on Exemption Report	11
Heritage Financial Systems, LLC Exemption Report	12



STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Heritage Financial Systems, LLC
Malvern, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heritage Financial Systems, LLC as of December 31, 2024, and the related statements of income, changes in member's capital, and cash flows for the year ended December 31, 2024 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Heritage Financial Systems, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Heritage Financial Systems, LLC's management. Our responsibility is to express an opinion on Heritage Financial Systems, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Heritage Financial Systems, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Heritage Financial Systems, LLC's financial statements. The supplemental information is the responsibility of Heritage Financial Systems, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stephano Slack LLC
Stephano Slack LLC

We have served as Heritage Financial Systems, LLC's auditor since 2024.

Wayne, Pennsylvania
February 26, 2025



WAYNE OFFICE
125 STRAFFORD AVE | SUITE 200
WAYNE, PA 19087
📞 610.687.1600 📠 610.687.0016

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HADDONFIELD, NJ
MARLTON, NJ
MOORESTOWN, NJ
WILMINGTON, DE



MorisonCogen LLP
Certified Public Accountants • Business Consultants
Independent member Morison Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of
Heritage Financial Systems, LLC
Malvern, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Heritage Financial Systems, LLC (the company) as of December 31, 2023, and the related statements of comprehensive income (loss), changes in member's capital, and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morison Cogen LLP

We served as the company's auditor from 2009 to 2024.

Blue Bell, Pennsylvania
February 26, 2024

484 Norristown Road • Suite 100 • Blue Bell, PA 19422 • USA • p: 267.440.3000 • f: 267.440.3001 • www.morisoncogen.com

HERITAGE FINANCIAL SYSTEMS, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2024 AND 2023

	2024	2023
ASSETS		
CURRENT ASSETS		
Cash	$ 42,380	$ 5,292
Commission receivables	7,206	19,500
Non-allowable receivables	2,500	2,500
TOTAL ASSETS	$ 52,086	$ 27,292
LIABILITIES AND MEMBER'S CAPITAL		
CURRENT LIABILITIES		
Commissions payable and accrued expenses	-	-
TOTAL LIABILITIES	-	-
MEMBER'S CAPITAL		
MEMBER'S CAPITAL – 1,000 Series A Units	474,370	474,370
ACCUMULATED DEFICIT	(422,284)	(447,078)
TOTAL MEMBER'S CAPITAL	52,086	27,292
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 52,086	$ 27,292

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, LLC
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
REVENUE		
Commissions and other income	$ 179,962	$ 87,858
OPERATING EXPENSES	155,168	76,697
NET INCOME	$ 24,794	$ 11,161

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEARS ENDED DECEMBER 31, 2024 AND 2023

	Member's Capital	Accumulated Deficit	Total Member's Capital
BALANCE - JANUARY 1, 2023	$ 474,370	$ (458,239)	$ 16,131
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2023	-	11,161	11,161
BALANCE - DECEMBER 31, 2023	474,370	(447,078)	27,292
NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2024	-	24,794	24,794
BALANCE - DECEMBER 31, 2024	$ 474,370	$ (422,284)	$ 52,086

The accompanying notes are an integral part of these financial statements.

HERITAGE FINANCIAL SYSTEMS, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 24,794	$ 11,161
Adjustments to reconcile net income to net provided by (used in) operating activities:		
(Increase) decrease in assets		
Commission receivables	12,294	(18,250)
Non-allowable receivables		(1,250)
(Decrease) in liabilities		
Commissions payable and accrued expenses	-	-
Net cash provided by (used in) operating activities	37,088	(8,339)
NET CHANGE IN CASH	37,088	(8,339)
CASH - BEGINNING OF YEAR	5,292	13,631
CASH - END OF YEAR	$ 42,380	$ 5,292

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Formation and Nature of Operations

Heritage Financial Systems, LLC (the company), established in 1999 as a Pennsylvania corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The company specializes in financial planning and consulting. On January 1, 2021, the company converted its legal structure from a Pennsylvania corporation to a Pennsylvania limited liability company.

Revenue Recognition

Revenues are recognized at a point in time when the service is performed and reflect the consideration the company expects to be entitled to the service. The company acts as an agent for the sale of various investments.

The company is a broker-dealer and sells various types of investment options, such as life insurance, variable annuities, mutual funds, private placements, and limited partnership interests. The revenue recognition policy for each type of revenue stream is as follows:

Life Insurance Commission
Revenue is recorded when the paperwork is completed, and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

Variable Annuities
Revenue is recorded when the paperwork is completed and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

Mutual Funds
Commissions and related clearing expenses are recorded on the trade date (the date the company fills the trade order by finding and contracting with counterparty and confirms the trade with the customer). The company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from customer.

Private Placements and Limited Partnership Interests
Revenue is recorded when the customer authorizes the investment, the paperwork is completed and payment is submitted by the customer, which is the date that the company's performance obligation is satisfied.

During the years ending December 31, 2024 and 2023, the company earned $179,962 and $87,858 from commissions.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents
For the purposes of reporting cash flows, the company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and certificate of deposit and commercial paper with original maturities of 90 days or less to be cash and cash equivalents.

Commission Receivables
Commissions are recognized as income on a trade-date basis as they become payable by the financial institution or by agreement. Commission receivables are stated at the amount management expects to collect from outstanding balances. The company uses historical loss information based on the aging of receivables, adjusted for management's expectations about current and future economic conditions, as the basis to determine expected credit losses. Management exercises significant judgment in determining expected credit losses. Key inputs include macroeconomic factors, industry trends, and the creditworthiness of counterparties. Management believes that the composition of receivables at year-end is consistent with historical conditions as credit terms and practices and the client base has not changed significantly. The company determined it was not necessary to record an allowance for credit losses as of December 31, 2024 and 2023.

Advertising
Advertising costs, except for costs associated with direct response advertising, are charged to operations over when the advertising first takes place. The costs of direct response advertising are capitalized and amortized over the period during which future benefits are expected to be received.

Income Taxes
The company is a limited liability company that is treated as a partnership for income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or losses flow through to the member of the Company and is reported directly on their tax returns. Therefore, no income tax expense or benefit is recorded in the financial statements of the company. The company is subject to routine audits by taxing authorities; however, there are currently no audits for any tax years in progress. With few exceptions, the federal and state income tax returns filed for the tax years ending on December 31, 2020 and thereafter are subject to examination by the relevant taxing authorities.

Recently Issued Accounting Pronouncements Not Yet Adopted
As of December 31, 2024, there are no recently issued accounting standards not yet adopted which would have a material effect on the company's financial statements.

Subsequent Events
FASB ASC 855-10 establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the date the financial statements are available to be issued. Subsequent events have been evaluated through February 26, 2025, the date that the financial statements were available to be issued.

NOTE 2 – CONCENTRATION OF CREDIT RISK

During the year, the company may have deposits with major financial institutions that exceed Federal Depository Insurance ("FDIC") limits of $250,000. The company's cash balance did not exceed the FDIC limit at December 31, 2024.

The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The company's policy is to review, as necessary, the credit standing of each counterparty.

NOTE 3 – NON-ALLOWABLE RECEIVABLES

Non-allowable receivables represent commission receivables over 30 days old and 12b1 trails.

NOTE 4 – MAJOR CUSTOMERS

For the year ending December 31, 2024, two customers constituted approximately 85% of the total revenue. On December 31, 2024, there was $7,206 due from one customer.

For the year ending December 31, 2023, three customers constituted approximately 91% of the total revenue. On December 31, 2023, there was $19,500 due from one customer.

NOTE 5 – RELATED PARTY TRANSACTIONS

Since the lease is in the name of the company's former parent company, the company has no long-term lease obligations. Rent expense recognized for the years ended December 31, 2024 and 2023 was $2,615 and $2,695.

NOTE 6 – NET CAPITAL

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined under such provision should not exceed 15 to 1. Net capital may fluctuate daily. On December 31, 2024, the company had net capital as defined under Rule 15c3-1 of $ 49,586, which was $44,586 more than its required net capital of $5,000.

NOTE 7 – COMMITMENT, CONTINGENCIES AND GUARANTEES

The company does not have any commitments or guarantees that would result in a loss or a future obligation. The company is unaware of any claim that might be asserted as of the audit opinion date.

HERITAGE FINANCIAL SYSTEMS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2024

CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		
Total member's capital qualified for net capital	$	52,086
DEDUCTIONS		
Non-allowable assets		
Commission receivables,12b1 trails		2,500
NET CAPITAL	$	49,586
AGGREGATE INDEBTEDNESS		-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (BASED ON 6 2/3% AGGREGATE INDEBTEDNESS)		-
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING		
DEALER	$	5,000
NET CAPITAL REQUIREMENT	$	5,000
EXCESS NET CAPITAL	$	44,586
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.00%

There are no material differences between the preceding computation and the company's corresponding unaudited Part II of form X-17a-5 as of December 31, 2024



STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Heritage Financial Systems, LLC
Malvern, Pennsylvania

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Heritage Financial Systems, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15C3-3) throughout the most recent fiscal year without exception.

Heritage Financial Systems LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heritage Financial Systems, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Stephano Slack LLC
Stephano Slack LLC

Wayne, Pennsylvania
February 26, 2025

WAYNE OFFICE
125 STRAFFORD AVE | SUITE 200
WAYNE, PA 19087
☎ 610.687.1600   🖷 610.687.0016

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HADDONFIELD, NJ
MARLTON, NJ
MOORESTOWN, NJ
WILMINGTON, DE



HERITAGE
MOVING WEALTH FORWARD

Brian K. Lureen
President & CEO

Heritage Financial Systems, LLC's Exemption Report
December 31, 2024

Heritage Financial Systems, LLC (the company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

1. The company does not claim an exemption under paragraph (k) of 17 C.F.R.§ 240.15c3-3, and

2. The company is filing this Exemption Report relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscriptions basis where the funds are payable to the issuer or its agent and not to the company and the company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not and carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Heritage Financial Systems, LLC

I, Brian K. Lureen, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

By: Brian K. Lureen

Title: President & CEO

Securities offered through Heritage Financial Systems, LLC, Member FINRA/SIPC/MSRB
5 Great Valley Parkway, Suite 334, Malvern, PA 19355 ~ Main (610) 889.2066 ~ Fax (610) 889.2056

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